Exhibit 99.1

Additional Notes:

Pursuant to the Share Exchange Agreement dated November 2, 2018, by and among the Issuer, the Reporting Person, and CM Seven Star Acquisition Corporation, a Cayman Islands exempted company (the “Share Exchange Agreement”), the Issuer has issued 3,300,000 ordinary shares (the “Indemnity Shares”) which are being held in escrow pending determination of whether any claim is asserted against the Reporting Person under the Share Exchange Agreement. If any claim is asserted successfully, the appropriate number of Indemnity Shares will be transferred to the party asserting the claim. If no claims are asserted and outstanding against the Reporting Person on April 30, 2021, the Indemnity Shares will be transferred to the Reporting Person within five business days.

Pursuant to the Share Exchange Agreement, the Issuer has also issued 19,500,000 ordinary shares (the “Earnout Shares”) which are being held in escrow pending determination of whether the Reporting Person will be entitled to receive them. The Reporting Person is entitled to receive Earnout Shares as follows:

(1)	if the Issuer’s gross revenue for the year ended December 31, 2019 is greater than or equal to RMB5,000,000,000, the Reporting Person is entitled to receive 1,950,000 Earnout Shares;

(2)	if the Issuer’s adjusted EBITDA for the year ended December 31, 2019 is greater than or equal to RMB150,000,000, the Reporting Person is entitled to receive 3,900,000 Earnout Shares, increasing proportionally to 7,800,000 Earnout Shares if Issuer’s adjusted EBITDA is greater than or equal to RMB200,000,000; and

(3)	if the Issuer’s adjusted EBITDA for the year ended December 31, 2020 is greater than or equal to RMB340,000,000, the Reporting Person is entitled to receive 4,875,000 Earnout Shares, increasing proportionally to 9,750,000 Earnout Shares if the Issuer’s adjusted EBITDA is greater than or equal to RMB480,000,000.

Notwithstanding the above, the Reporting Person will receive the Earnout Shares for the year ended December 31, 2019 if the stock price of the Issuer is higher than $13.00 for any sixty days in any period of ninety consecutive trading days during an fifteen month period following April 30, 2019, and will receive the Earnout Shares for the year ended December 31, 2019 and the Earnout Shares for the year ended December 31, 2020 if the stock price of the Issuer is higher than $13.50 for any sixty days in any period of ninety consecutive trading days during a thirty month period following April 30, 2019.

Any Earnout Shares not received by the Reporting Person will be cancelled by the Issuer.

The Reporting Person has the right under the escrow agreement to vote the Earnout Shares and Indemnity Shares while they are held in escrow.